Filed by Delek US Holdings, Inc
(Commission File No. 001-32868)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Alon Energy USA, Inc.
(Commission File No. 001-32567)

The following are excerpts from a press release first disseminated by Delek US Holdings, Inc. on February 27,2017

"Announced a definitive agreement in January to acquire remaining interest in Alon; Combination to create premier Permian Basin refining system"

"Uzi Yemin, Chairman, President and Chief Executive Officer of Delek US stated, 'We are moving forward with the next stage of our growth to complete the acquisition of the remaining outstanding common stock of Alon. This combination will create a refining company with approximately 300,000 barrels per day of crude throughput capacity and current logistical access to approximately 200,000 barrels per day of Permian Basin sourced crude. In addition, we should be able to unlock approximately $78 million of logistics EBITDA through future potential dropdowns and use our logistics platform to support the larger Permian based system created by this transaction. We believe that the closing of this strategic combination will result in a larger, more diverse company that is well positioned to take advantage of opportunities in the market and better navigate the cyclical nature of our business.'

Yemin concluded, 'We look forward to 2017, the combination of increased drilling activity in the Permian Basin that may improve crude oil differentials, contribution from our joint venture crude oil pipelines in logistics and the potential to create approximately $95 million of synergies from the combined company, should benefit our operations. We remain focused on creating long-term shareholder value as we take the next step in the growth of Delek US.'"

Alon Investment Update
On January 3, 2017, Delek US announced that it reached a definitive agreement, subject to customary closing conditions, including regulatory and shareholder approvals, under which Delek US will acquire all of the outstanding shares of Alon USA Energy, Inc. (NYSE: ALJ) ("Alon") common stock which Delek US does not already own in an all-stock transaction. Delek US currently owns approximately 33.7 million shares of common stock of Alon. Under terms of the agreement, the owners of the remaining outstanding shares in Alon will receive a fixed exchange ratio of 0.5040 Delek US shares for each share of Alon. This transaction is subject to approval of both Delek US' and Alon's shareholders.

This transaction was unanimously approved by the Special Committee of Alon's Board of Directors and by the Board of Directors of Delek US. Additionally, the Board of Directors of Alon approved the transaction, excluding Delek employed directors who abstained from voting on the transaction. The combination is expected to create a company with a strong financial position and significant access to the Permian Basin.

At December 31, 2016, Delek US owned approximately 47 percent of the outstanding stock of Alon, which was acquired in May 2015. The loss from the equity investment in Alon was $(9.2) million in the fourth quarter 2016 compared to $(21.8) million in the fourth quarter 2015. In the fourth quarter 2015, the loss from the equity investment in Alon included $18.7 million related to a goodwill impairment at Alon and the effect of a scheduled turnaround at Alon's Krotz Springs refinery."

Safe Harbor Provisions Regarding Forward-Looking Statements
This press release contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects and opportunities and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments, risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ , Delek Logistics’ and Alon's filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Delek US undertakes no obligation to update or revise any such forward-looking statements.

No Offer or Solicitation
This communication contains discussion related to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek US and/or Alon may file one or more proxy statements, registration statements, proxy statement/prospectuses or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US’ website at http://www.delekus.com or by contacting Delek US’ Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.